FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of April , 2010

Commission File Number: 0-30324

Radware Ltd.

(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: Radware Announces Q1 2010 Earnings Conference Call and

Financial Analyst Day

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: April 1st, 2010

By:  Meir Moshe

       Meir Moshe

       Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

1.1

Press Release:   Radware Announces Q1 2010 Earnings Conference Call and Financial Analyst Day, dated April 1st. 2010

CONTACTS

Chief Financial Officer Radware Ltd.

Meir Moshe,

+ 972-3766-8610

Corporate Relations

Radware Inc.

Christine Aruza

Tel: +1 201 785 3236

ir@radware.com

For Immediate Release

Radware Announces Q1 2010 Earnings Conference Call and

Financial Analyst Day

TEL AVIV, ISRAEL; April 1st 2010. Radware (NASDAQ: RDWR), the leading provider of integrated application delivery solutions for business-smart networking, today is announcing that it has organized its Earnings call and Financial Analyst day to present its first quarter 2010 financial results.

Earnings Conference Call

Radware management will host a call Thursday, April 29 at 08:45am ET to discuss first quarter 2010 results and the company's outlook for 2010. Please call the following dial-in numbers to participate:

Participants in the US call: Toll Free 1 (877) 392-9880

Participants Internationally call: +1 (760) 666-3769

Please find a link to the upcoming webcast presentation on the following web page: http://www.radware.com/Company/InvestorRelations/default.aspx

Financial Analyst Day

Radware is pleased to announce Financial Analyst Day on May 3rd, 2010 from 11am to 2.30pm to further discuss first quarter 2010 results and the company's outlook for 2010. The meeting and luncheon will be held at the New York Palace – 455 Madison Avenue, NY, NY 10022.

Participation is by registration only. To register, please go to: http://www.radware.com/Forms/AnalystDayRegistration.aspx

About Radware

Radware (NASDAQ:RDWR), the global leader in integrated application delivery solutions, assures the full availability, maximum performance, and complete security of business-critical applications for nearly 10,000 enterprises and carriers worldwide. With APSolute®, Radware’s comprehensive and award-winning suite of application delivery and network security products, companies in every industry can drive business productivity, improve profitability, and reduce IT operating and infrastructure costs by making their networks “business smart”. For more information, please visit www.radware.com.

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This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching or Network Security industry, changes in demand for Application Switching or Network Security products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.